Exhibit 99.4

GDF SUEZ

Société anonyme with a share capital of 2,191,532,680 €

Registered office: 16-26 rue du Docteur Lancereaux, 75008 Paris

542 107 651 R.C.S. Paris

SHARE BUY BACK PROGRAMME

APPROVED BY THE EXTRAORDINARY AND ANNUAL GENERAL MEETING OF 16 JULY 2008

IMPLEMENTATION OF THE SHARE CANCELLATION OBJECTIVE

I.	Resolution of the board of directors:

In its meeting of 22 July 2008, the board of directors of GDF SUEZ resolved to implement a share buy back programme of the company on the market for the purpose of cancelling the bought back shares, pursuant to the share buy back programme approved by the extraordinary and annual general meeting of 16 July 2008.

II.	Implementation:

For the implementation of this objective, the company has entered into two contracts for a total value of 1 billion euros of shares (representing 28,026,906 shares on the basis of a share price of 35.68 euros):

•

an agency contract with an investment services provider on 11 September 2008, pursuant to which the investment services provider will purchase, on behalf of the company, a number of shares corresponding to 600 million euros in the period from 11 September 2008 to 31 December 2008;

•

an agreement for the acquisition of shares with a financial intermediary on 11 September 2008, pursuant to which the financial intermediary undertakes to sell to the company and the company undertakes to purchase from the intermediary, at a date to be determined by the latter between the first month following the launch of the transaction and the end of the year, a number of shares representing between 350 and 400 million euros. The number of shares will be determined by the financial intermediary within this range. In order to optimise the cost structure of this programme, the purchase price to be paid by the company for the shares (which will be subject to a floor and a cap (collar)) shall be calculated on the basis of the arithmetic average of the GDF Suez volume weighted daily average share price for the duration of the transaction, and shall be subject to a discount.

The total volume of share purchases pursuant to the two contracts will not, during the intial delta period provided for in the derivative agreement, represent more than 25% of the average daily volumes on Euronext Paris by NYSE Euronext.

III.	Number of shares and proportion of share capital owned by company

As at 9 September 2008, the share capital of GDF SUEZ is made up of 2,191,532,680 shares.

At this date, the company owns 26,506,109 of its own shares representing 1.21% of the share capital.

IV.	Allocation by objectives of the shares held by the company

On 9 September 2008, the 26,506,109 shares owned by the company itself were allocated according to the following objectives:

•	Liquidity agreement: 477,500 shares.

•	Hedging of the free share plans of the company to its employees and directors, and the employees and directors of its connected companies: 1,528,609 shares.

None of these bought-back shares has yet been allocated.

•	Cancellation of shares bought: 24 500 000 shares.

None of these bought-back shares has yet been cancelled.

V.	Summary table of declarations, transactions since the last communication from 22 JULY 2008

SUMMARY TABLE OF DECLARATIONS

As of 9 septembre 2008

Percentage of capital owned by the company, directly or indirectly:	1.21%

Number of shares cancelled over the past 24 months	0

Number of shares held by the company:	26,506,109
of which:
- Liquidity agreement:	477,500
- Hedging the free share plans to employees:	1,528,609
- Cancellation:	24,500,000

Book value of shares owned by the company:	1,052,339,228	€

Market value of shares owned by the company: (based on a closing price on 9 September 2008 of 35.68 euros)	945,737,969	€

STATISTICS OF THE PROGRAMME IMPLEMENTATION BETWEEN 22 JULY 2008 AND 9 SEPTEMBER 2008

	Accumulated gross amount			Open positions at 9 September 2008
	Purchases	Sales	Transfers	Positions open to purchase		Positions open to sale
Number of shares	1,251,490	773,990	134	Call options bought	Forward purchases	Call options sold	Forward sales
Average maximum maturity	n/a			—	—	—	—
Average share price of the transaction	39.15	€40.05	€33.45	€—	—	—	—
Average exercise price	n/a			—	—	—	—
Totals	49,001,116	€30,997,302	€4,482	€—	—	—	—